August 24, 2006

Room 4561

Alan Barry Litwin
President and Chief Executive Officer
Hummingbird Ltd.
1 Sparks Avenue
Toronto, Ontario, Canada
M2H 2W1

      RE: Hummingbird Ltd
             Form 40-F for Fiscal Year Ended September 30, 2005
             File No. 0-23464

Dear Mr. Litwin:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Year Ended September 30, 2005

Note 1 - Description of the Business, Basis of Presentation and Significant Accounting Policies

b) Significant Accounting Policies

x) Revenue recognition

1. We note your policy for recognizing revenue and that revenue is recognized when delivery has occurred based on purchase orders, contracts or other documentary

evidence. Tell us what the Company's normal practice is for documenting elements and obligations of arrangements. Further explain how the timing of revenue recognition is impacted if the Company has not received evidence of an arrangement in accordance with its normal business practices. Also address in your response whether there are any customer acceptance provisions in software arrangements and how these are considered in recognizing revenue. We refer you to paragraphs 15 through 17 of SOP 97-2.

2. You disclose that post-contract customer support is recognized ratably over the period that customer support services are provided and that the amount allocated to this undelivered services is based on vendor-specific objective evidence of it s fair value using the residual method. Explain how the Company has established VSOE for post-contract customer support services. In your response address the provisions of paragraphs 10 through 14 and 57 of SOP 97-2.

3. It appears from your revenue recognition policy disclosure that the Company has multiple element arrangements that may include, products, software licenses, post-contract customer support, consulting, training and other services. Explain the following as it relates to your products, services and multiple element arrangements:

   - a description of your products and services;
   - whether software licenses require significant customization or modification and if so, how revenue is recognized when significant customization or modification is required;
   - whether the Company provides for term licenses, perpetual licenses or both and how revenue recognition differs for each type of license, if at all;
   - if the Company offers term license tell us the period of the term;
   - the general nature and terms of your multiple element arrangements;
   - how you have considered the provisions of EITF 00-21 and SOP 97-2 in accounting for multiple element arrangements;
   - the elements included in multiple element arrangements;
   - how you establish VSOE for each element; and
   - the elements that are subject to the provisions of SOP 97-2 and the authoritative literature applied in recognizing revenue for elements, that are not within the scope of SOP 97-2.

   We may have additional comments based on your response.

A. Disclosure Controls and Procedures

4. We note in your disclosure that in determining the effectiveness of your disclosure controls and procedures, your definition of disclosure controls and procedures is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls

and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Kathleen Collins
　　　　　　　　　　　　Accounting Branch Chief